Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-264278-02

May 20, 2024

NSTAR Electric Company

doing business as Eversource Energy

Pricing Term Sheet

Issuer:	NSTAR Electric Company doing business as Eversource Energy
Security:	$600,000,000 5.40% Debentures due 2034
Principal Amount:	$600,000,000
Maturity Date:	June 1, 2034
Coupon:	5.40%
Benchmark Treasury:	4.375% due May 15, 2034
Benchmark Treasury Price / Yield:	99-15 + / 4.439%
Spread to Benchmark Treasury:	98 basis points
Yield to Maturity:	5.419%
Price to Public:	99.853% of the principal amount
Interest Payment Dates:	Semi-annually on June 1 and December 1 of each year, commencing December 1, 2024
Redemption Provisions:	Make-whole call at any time prior to March 1, 2034 (3 months prior to the Maturity Date) at a discount rate of Treasury plus 15 basis points and on or after such date at par
Trade Date:	May 20, 2024
Settlement Date:	May 22, 2024 (T+2)
CUSIP / ISIN:	67021CAV9 / US67021CAV90
Expected Ratings*:	A2 (Moody’s); A (S&P); A (Fitch)
Joint Book-Running Managers:	BofA Securities, Inc.
Mizuho Securities USA LLC PNC Capital Markets LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC
Co-Managers:	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322; Mizuho Securities USA LLC toll-free at (866) 271-7403; PNC Capital Markets LLC toll-free at (855) 881-0697; RBC Capital Markets, LLC toll-free at (866) 375-6829; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.